EXHIBIT 99.15

YAMANA RESOURCES INC.

INTERIM REPORT
THIRD QUARTER
NOVEMBER 30, 2002

OPERATIONS
Santa Cruz, Argentina
Recent work by the Santa Cruz Joint Venture (SCJV) has defined at least a dozen promising gold-rich veins on Yamana’s Martinetas gold property in southern Patagonia, Argentina. Nine of these will be tested by a 2,000-meter diamond-core drilling campaign scheduled to start late in January.

The SCJV is a three-way partnership consisting of Yamana and Peru’s two largest gold mining companies — Compania de Minas Buenaventura S.A.A. and Mauricio Hochschild & Compania S.A.C. In the current SCJV program, initiated September 1, 2002, a number of Yamana’s existing gold properties are being explored in detail and additional properties have been acquired from continuing reconnaissance efforts. Detailed trenching, mapping and sampling has been completed in three exploration sectors at Martinetas; similar work is now underway on the La Paloma (formerly Syrah) property. The reconnaissance program has added nine new properties to the SCJV property inventory; the project now controls exclusive exploration rights covering almost 1,500 square kilometers.

Martinetas
Detailed trenching, mapping and sampling at Martinetas has focused on three exploration sectors – Coyote, Cerro Oro, and Armadillo (formerly known as T-1) – each crossed by swarms of gold-bearing veins with bonanza-grade shoots. Almost 2,000 meters of new short trenches have been dug, hammered, or blasted across the major known vein systems in each sector. Additionally, 780 meters of existing exploration trenches have been cleaned and deepened. This work has helped define at least nine promising high-grade gold targets that will be examined at depth by the 2,000-meter diamond-drilling campaign. Drilling will start late-January, 2003, and cost approximately US$275,000. Project area surface rights are owned outright by Yamana.

The new detailed work defines three important east-west trending vein systems in the Coyote Sector. The principal system, Veta Coyote Norte, is more than 600 meters long and contains at least two known bonanza shoots. Previously, the western shoot was known only at depth; two Yamana core holes, 17.5 meters apart, each hit the vein 30 meters down-hole and intersected from 114.2 to 282.7 g/t gold over a true vein width of 2.5 meters. New trenching and mapping indicate this bonanza-grade shoot is at least 45 meters long and extends upward to the surface. A previously undefined second shoot has also been found in the central part of Veta Coyote Norte. This shoot, also about 45 meters long, yields samples grading from 5.0 to 35.0 g/t gold. A third shoot has been found 100 meters to the south in Veta Coyote Sur; it is about 60 meters long, grades from 0.42 to 6.66 g/t gold, and includes one 0.5-meter bonanza sample with 93.45 g/t gold. A fourth shoot, found in Veta Calafate, 140 meters north of Veta Coyote Norte, is 110 meters long and grades from 3.0 to 22.7 g/t gold. All four shoots will be tested by diamond-core drilling.

The Cerro Oro Sector, about 500 meters south of Coyote, contains many sets of east-west trending veins, the principal two of which are Veta Cerro Oro and Veta Calandria. Veta Cerro Oro, more than 160 meters long, has yielded several high-grade trench samples including a 0.5-meter bonanza sample with 80.8 g/t gold. Samples from Veta Calandria grade from 2.0 to 17.0 g/t gold. Drilling is planned to further test both of these vein systems.

The Armadillo Sector, 1,200 meters south of Cerro Oro, contains several large and complex east-west vein systems have now been mapped and sampled in detail. One of these, Veta Armadillo, was previously tested by Yamana with one core hole hitting 89.5 g/t gold over 3.0 meters true width. Surface samples taken along the currently known 210-meter length of this system range from 1.0 to 24.0 g/t gold. To the west, two parallel vein systems — Veta Mara and Veta Mara Norte — extend for 500 to 1,000 meters each along strike; sample results are pending. Another promising system about 300 meters north, Veta Choique, has yielded trench surface samples grading up to 11 g/t gold along 500 meters strike length. Drilling is planned to test all four of these large vein systems.

La Paloma (Syrah)
Four exploration sectors – Santa Rosa, San Juan, San Martin, and San Nicolas – have been identified on the La Paloma property located 40 kilometers northwest of Martinetas. Each sector is known to have two or more extensive gold-rich vein systems, together comprising a district-sized area prospective for high-grade gold shoots. The SCJV recently signed a lease-purchase option with the owner of the La Paloma Estancia to secure 19,000 hectares of surface rights covering the most favorable ground in this highly promising project area.

A detailed mapping and sampling program, now underway, is expected to last until late-May, 2003. Approximately 1,000 meters of new short trenches will be cut across the property’s more important veins. This program, costing about US$ 220,000, will define targets for a diamond-core drilling campaign expected to get underway in September, 2003.

Reconnaissance and New Properties
Since July, 2002, nine new cateos (exploration areas) covering approximately 85,000 hectares have been acquired to cover new prospects found and recommended by Yamana’s reconnaissance team. Additionally, two new MDs (discovery zones) totaling 17,000 hectares have been filed to protect targets defined on the existing Martinetas and Microonda properties. Almost all new properties occur within a 40-kilometer radius of Martinetas, a central site for possible future mining operations. The properties, all less than 250 meters above sea level, are close to existing infrastructure and readily accessible all year by 2WD or 4WD vehicles. At least two more new cateos are expected to be acquired by the ongoing reconnaissance program, continuing at least through May, 2003, and costing about US$ 90,000. It is expected that a major program of follow-up mapping, sampling, and prioritization of these new properties will begin in September, 2003.

Samples reported herein were collected by Yamana’s JV partners using industry-accepted methods. The samples were shipped unprepared to ALS-Geolab in Santiago, Chile, for pulverization and analysis. Reported gold values are from gravimetric fire assays with internal quality checks made according to standard laboratory protocols.

Victor H. Bradley
President & CEO

MANAGEMENT DISCUSSION AND ANALYSIS

Yamana hopes the continuing upturn in gold prices heralds the end of nearly six years of unabated erosion of values in the precious metals industry. Yamana has shown the ability to acquire funding to survive in difficult times — the same ability will be key for capitalizing on opportunities in this turnaround and again build value.

Since the beginning of the year, Yamana reduced its debt by nearly $3.3 million, entered into an agreement to provide $6 million funding over six years to explore and develop its Santa Cruz properties, and closed three private placements totaling $782,000.

Working capital as at November 30, 2002 shows as negative $710,613. However, $313,475 covers accounts payable which will be liquidated through the issue of Yamana common stock. Thus, the cash portion of working capital was negative $397,138. Early in December 2002, Coeur d’Alene Mines Corporation exercised its remaining Yamana share purchase warrants for proceeds of $172,500, thus, temporarily alleviating the cash working deficiency.

Yamana must obtain additional financing in the immediate future to continue as a viable enterprise. Additionally, funding is also necessary to continue to evaluate, acquire, and develop new mineral properties. Such funding may be obtained through the sale of equity, joint-venture arrangements with other mining companies, the sale of property interests, term debt, or a combination of any of these alternatives.

It is of note that Yamana is owed $1.2 million by the Argentine government for value-added tax refunds and export incentives — all relating to exports of ore from Mina Martha. None of this money is reflected in working capital. Value-added tax refunds of $640,000 are included in other assets and $560,000 of export incentives have not been booked. The process to collect these debts continues to be singularly frustrating. The obvious impact upon Yamana’s liquidity dictates continued strenuous efforts. However, there are few signs that Argentina’s economic situation is improving to the point where their legal obligations will be met willingly and on time.

(All references are to U.S. dollars except where stated otherwise.)
(All references to equivalent silver are computed at a ratio of Au:Ag = 1:55)